FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 1, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s announcement of signing the patent and technology license agreement with Guardian Industries Corp.”, dated June 1, 2005..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 1 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
June 1, 2005
English Language Summary

Subject:	The Company’s announcement of signing the patent and technology license agreement with Guardian Industries Corp.

Regulation:	Published pursuant to Article 2-10 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2005/06/01

Content:

1.	Date of occurrence of the event: 2005/6/1

2.	Counterparty to the contract: Guardian Industries Corp.

3.	Relationship to the Company: Non-related party

4.	Starting and ending dates or rescission date: 2005/6/1 until last-to-expire patent

5.	Major content (not applicable where rescinded): to obtain license on Guardian's patents relating to retardation film technology

6.	Restrictive covenants (not applicable where rescinded): N/A

7.	Effect on company finances and business (not applicable where rescinded): AUO and its customers will obtain the right to use Guardian's patents relating to retardation film technology on AUO's products

8.	Concrete purpose/objective (not applicable where rescinded): To obtain the right to use Guardian's patents relating to retardation film technology and to protect the interest of the company and its customers.

9.	Any other matters that need to be specified: N/A